Youxin Technology Ltd

Room 802, 803

No. 13 Hai’an Road, Tianhe District, Guangzhou, Guangdong Province ♦ People’s Republic of China

February 2, 2024

Ms. Alexandra Barone

Mr. Larry Spirgel

Ms. Kathleen Collins

Ms. Chen Chen

Office of Technology

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Youxin Technology Ltd

Amendment No. 4 to Registration Statement on Form F-1

Filed January 19, 2024

CIK No. 0001964946

Dear Ms. Barone, Mr. Spirgel, Ms. Collins, and Ms. Chen:

This letter is in response to the letter dated January 26, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Youxin Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly.

Amendment No. 4 to Registration Statement on Form F-1

Risk Factors

As more of our sales efforts are targeted at larger enterprise clients..., page 18

1.	Please revise to disclose the number of clients that accounted for 76% and 45% of your revenue in fiscal 2023 and 2022, respectively to add context to this disclosure. In addition, revise the risk factor header to address the fact that you rely on a limited number of clients for a significant portion of your revenue.

Response: We have revised the risk factor header and disclosure on page 18 accordingly.

Note 3. Summary of Significant Accounting Policies

bb. Revision of previously issued Consolidated Statements of Balance Sheets, Operations and Comprehensive Loss..., page F-17

2.	We note you made “revisions” to your September 30, 2022 financial statements. Please explain to us how you considered the guidance in ASC 250-10-45-22 to 45-28 as well as SAB 99 in concluding that the changes should not be reported as an error in previously issued financial statements. Otherwise, revise to comply with that guidance by providing all the information required by ASC 250-10-50-7, label the appropriate columns of the financial statements as “Restated” and have your auditor revise its report to reference the restatement consistent with paragraph 18e of PCAOB Auditing Standard 3101.

Response: The Company respectfully advises Staff that revisions previously made in Amendment No. 4 to Registration Statement on Form F-1 were immaterial under the guidance in ASC 250-10-45-22 to 45-28 as well as SAB 99 in concluding that the changes should not be reported as an error in previously issued financial statements.

As disclosed in Amendment No. 4 to Registration Statement on Form F-1, the Company revised the number and the amount of Class A ordinary shares and share subscription receivables as of September 30, 2022 on pages F-3 and F-5, and also loss per share and weighted average number of ordinary shares outstanding in page F-4, added a revision note under Note 3 on page F-17 since the issuance of the 5,318,548 shares to former Mezzanine Equity Holders in April 2023 was erroneously presented retroactively as of September 30, 2022 and 2021.

The Company considered ASC 250-10-45-22 to 45-28 and Staff Accounting Bulletin (“SAB”) Topic 1.M/SAB 99 (“Materiality.”) As SAB 99 states, in relevant part: “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

For the reasons set forth below, the Company determined that the revisions were immaterial under the following analysis:

Quantitative Assessment of the Revision

The following table presents the assessment of the quantitative impact of the revisions on the Company’s Consolidated Financial Statements.

Consolidated Balance Sheets	The revision has no impact on total assets, total liabilities and mezzanine equity and shareholders’ deficit on the Balance Sheets as of September 30, 2022, but impact ordinary share number, the amount of Class A ordinary shares and share subscription receivable

Consolidated Statements of Operations and Comprehensive Loss	The revision decreased the basic and diluted loss per share by $0.04 and weighted average share number by 5,318,548 on the Statements of Operations and Comprehensive Loss for the fiscal year ended September 30, 2022

Consolidated Statements of Changes in Shareholders’ Deficit	The revision on the Statement of Changes in Shareholders’ Deficit for the year ended September 30, 2022 decreased the number of Class A ordinary shares by 5,318,548, decreased the amount of Class A ordinary shares by $531 and increased share subscription receivable by $531 as of September 30, 2022 and 2021, respectively

Consolidated Statements of Cash Flows	This revision had no effect on Consolidated Statements of Cash Flows for the fiscal year ended September 30, 2022

Qualitative Assessment of the Revision

The Company also considered the qualitative impacts noted in SAB 99 as follows:

Qualitative factor	Analysis
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	The amount of the prior year revisions is a factual difference and does not arise from an estimate.

Whether the misstatement masks a change in earnings or other trends.	No.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	The adjustments did not hide a failure of the Company to meet analysts’ estimates.

Whether the misstatement changes a loss into income or vice versa.	The misstatements did not change a loss into income or vice versa.

Whether the misstatement concerns a segment or other portion identified as playing a significant role in operations or profitability.	No.

Whether the misstatement affects the registrant’s compliance with regulatory requirements.	There are no governmental regulatory requirements impacted.

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	There is no impact on covenants.

Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	No.

Whether the misstatement involves concealment of an unlawful transaction.	The misstatement does not conceal an unlawful transaction.

In addition to the quantitative and qualitative assessments of the revision in SAB 99, the Company believes the revision is immaterial because:

1.	the revision does not have any effect on revenues, retained earnings, equity, total assets or current assets, total liabilities or current liabilities, total cash flows, in the consolidated financial statements of financial position for the year presented and the Company did not omit any disclosure;
2.	the revision is not meaningful to an investor’s decision and it would not have changed or influenced his/her decision by the inclusion or correction of the item; and
3.	although this revision decreased the amount of Class A ordinary share by $531, increased share subscription receivable by $531, decreased weighted average share number and the number of Class A ordinary share by 5,318,548, and increased the basic and diluted loss per share by $0.04 per share, we do not expect investors will make their investment decision purely relying on the amount of Class A ordinary shares, share subscription receivable, weighted average share number, and basic and diluted loss per share only. In addition, because this revision has no impact on the total assets and shareholders’ deficit, we believe it will not significantly impact their investment decision.

Based on the foregoing analysis, the Company believes that the judgment of a reasonable person relying upon the previously filed consolidated financial statements would not be changed or influenced by the revision relating to the number of Class A ordinary shares and share subscription receivables and the impact of this error is not material to the Company’s previously issued fiscal year ended September 30, 2022 consolidated financial statements.

Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Shaozhang Lin
Shaozhang Lin